Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	3

Condensed Consolidated interim Statements of Changes in Equity	4-5

Condensed Consolidated interim Statements of Cash Flows	6-7

Notes to the Interim Consolidated Financial Statements	8-13

- - - - - - - - - - -

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of		As of
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$48,194	$27,121	$55,641
Trade receivables, net	18,855	20,925	19,877
Other accounts receivables	6,411	3,603	5,965
Inventories	84,348	79,754	88,479
Total Current Assets	157,808	131,403	169,962

Non-Current Assets
Property, plant and equipment, net	30,727	26,496	28,224
Right-of-use assets	7,632	5,836	7,761
Intangible assets, Goodwill and other long-term assets	138,623	145,305	140,465
Contract assets	8,384	7,755	8,495
Total Non-Current Assets	185,366	185,392	184,945
Total Assets	$343,174	$316,795	$354,907
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$-
Current maturities of lease liabilities	1,467	1,438	1,384
Current maturities of other long term liabilities	12,980	29,414	14,996
Trade payables	16,492	26,210	24,804
Other accounts payables	6,210	7,350	8,261
Deferred revenues	26	419	148
Total Current Liabilities	37,175	69,275	49,593

Non-Current Liabilities
Bank loans	-	11,852	-
Lease liabilities	7,278	4,992	7,438
Contingent consideration	16,760	18,115	18,855
Other long-term liabilities	34,842	37,280	34,379
Employee benefit liabilities, net	609	473	621
Total Non-Current Liabilities	59,489	72,712	61,293

Shareholder’s Equity
Ordinary shares	15,022	11,736	15,021
Additional paid in capital net	266,183	210,665	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	12	(99)	140
Capital reserve from share-based payments	6,336	5,750	6,427
Capital reserve from employee benefits	282	539	275
Accumulated deficit	(37,835)	(50,293)	(40,200)
Total Shareholder’s Equity	246,510	174,808	244,021
Total Liabilities and Shareholder’s Equity	$343,174	$316,795	$354,907

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Three months period ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues from proprietary products	$33,758	$24,061	$115,458
Revenues from distribution	3,978	6,649	27,061

Total revenues	37,736	30,710	142,519

Cost of revenues from proprietary products	17,620	13,224	63,342
Cost of revenues from distribution	3,365	5,647	23,687

Total cost of revenues	20,985	18,871	87,029

Gross profit	16,751	11,839	55,490

Research and development expenses	4,295	3,231	13,933
Selling and marketing expenses	4,631	3,922	16,193
General and administrative expenses	3,786	3,418	14,381
Other expenses	-	979	919
Operating income (loss)	4,039	289	10,064

Financial income	280	25	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	124	151	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,845)	(1,761)	(980)
Financial expenses	(159)	(500)	(1,298)
Income before tax on income	2,439	(1,796)	8,429
Taxes on income	74	13	145

Net Income (loss)	$2,365	$(1,809)	$8,284

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(71)	(156)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(57)	145	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	7	191	(73)
Total comprehensive income (loss)	$2,244	$(1,629)	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.04	$(0.04)	$0.17
Diluted net earnings per share	$0.04	$(0.04)	$0.15

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from	Capital reserve from
	Share	paid in	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	2,365	2,365
Other comprehensive income (loss)	-	-	-	(128)	-	7	-	(121)
Total comprehensive income (loss)	-	-	-	(128)	-	7	2,365	2,244
Exercise and forfeiture of share-based payment into shares	1	335	-	-	(335)	-	-	1
Cost of share-based payment	-	-	-	-	244	-	-	244
Balance as of March 31, 2024	$15,022	$266,183	$(3,490)	$12	$6,336	$282	$(37,835)	$246,510

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from share	Capital reserve from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	(1,809)	(1,809)
Other comprehensive income (loss)	-	-	-	(11)	-	191	-	180
Total comprehensive income (loss)	-	-	-	(11)	-	191	(1,809)	(1,629)
Exercise and forfeiture of share-based payment into shares	2	170	-	-	(170)	-	-	2
Cost of share-based payment					415			415
Balance as of March 31, 2023	$11,736	$210,665	$(3,490)	$(99)	$5,750	$539	$(50,293)	$174,808

KAMADA LTD.

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	8,284	8,284
Other comprehensive income (loss)	-	-	-	228	-	(73)	-	155
Total comprehensive income (loss)	-	-	-	228	-	(73)	8,284	8,439
Exercise and forfeiture of share-based payment into shares	4	405	-	-	(405)	-	-	4
Issuance of shares	3,283	54,948	-	-	-	-	-	58,231
Cost of share-based payment	-	-	-	-	-	1,327	-	1,327
Balance as of December 31, 2023	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Three months period Ended		Year Ended
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Cash Flows from Operating Activities
Net income (loss)	$2,365	$(1,809)	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,237	3,123	12,714
Financial expenses (income), net	1,600	2,085	1,635
Cost of share-based payment	241	415	1,314
Taxes on income	74	13	145
Loss (gain) from sale of property and equipment	-	(22)	(5)
Change in employee benefit liabilities, net	(4)	(8)	(125)
	5,148	5,606	15,678
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	610	6,306	7,835
Decrease (increase) in other accounts receivables	(516)	1,362	(1,150)
Decrease (increase) in inventories	4,131	(10,970)	(19,694)
Decrease (increase) in deferred expenses	112	3,554	2,814
Decrease (increase) in trade payables	(8,785)	(6,712)	(8,885)
Decrease (increase) in other accounts payables	(2,051)	(238)	765
Decrease (increase) in deferred revenues	(122)	384	113
	(6,621)	(6,314)	(18,202)
Cash received (paid) during the period for:

Interest paid	(129)	(341)	(1,228)
Interest received	280	25	-
Taxes paid	(23)	(18)	(217)
	128	(334)	(1,445)

Net cash provided by (used in) operating activities	$1,020	$(2,851)	$4,315

KAMADA LTD.

Condensed consolidated interim statements of cash flows

	Three months period Ended		Year Ended
	March, 31		December 31,
	2024	2023	2023
	Unaudited		Audited

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(2,682)	$(1,117)	$(5,850)
Proceeds from sale of property and equipment	-	24	7
Net cash provided by (used in) investing activities	(2,682)	(1,093)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	1	1	4
Proceeds from issuance of ordinary shares, net	-	-	58,231
Repayment of lease liabilities	(244)	(271)	(850)
Repayment of long-term loans	-	(1,111)	(17,407)
Repayment of other long-term liabilities	(5,496)	(1,500)	(17,300)
Net cash provided by (used in) financing activities	(5,739)	(2,881)	22,678

Exchange differences on balances of cash and cash equivalent	(46)	(312)	233

Increase (decrease) in cash and cash equivalents	(7,447)	(7,137)	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	34,258

Cash and cash equivalents at the end of the period	$48,194	$27,121	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$306	$3,580	$6,546
Purchase of property and equipment and Intangible assets	$905	$292	$646

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products KEDRAB®, CYTOGAM®, VARIZIG®, WINRHO SDF®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and in addition have eleven biosimilar products in its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and Israeli Ministry of Health (“IL MOH”) approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Historically, the Company generated revenues on sales of GLASSIA, manufactured by the Company, to Takeda for further distribution in the United States. In accordance with the agreement with Takeda, the Company ceased the production and sale of GLASSIA to Takeda during 2021, and during the first quarter of 2022, Takeda began to pay the Company royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Refer to Note 18 in our annual Financial report for further details on the engagement with Takeda.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999. Refer to Note 20 for further details and Item 7 within the Company annual reports on Form 20-F.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024. The amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

As of March 31, 2024, the Company does not have impact on its financial statement.

Note 3:- Significant events in the reporting period

On February 29, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 27,468 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	20,800 options to purchase the ordinary shares of the Company, at an exercise price of NIS 23.91 (USD 6.67) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $48 thousands.

Under the US Appendix:

-	6,668 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.62 per share. The fair value of the options was estimated on the date of grant was estimated at $18 thousands.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2024
Revenues	$33,758	$3,978	$37,736
Gross profit	$16,138	$613	$16,751
Unallocated corporate expenses			(12,712)
Finance expenses, net			(1,600)
Income before taxes on income			$2,439

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2023
Revenues	$24,061	$6,649	$30,710
Gross profit	$10,837	$1,002	$11,839
Unallocated corporate expenses			(11,550)
Finance expenses, net			(2,085)
Income before taxes on income			$(1,796)

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments (cont.):

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2023
Revenues	$115,458	$27,061	$142,519
Gross profit	$52,116	$3,374	$55,490
Unallocated corporate expenses			(45,426)
Finance expenses, net			(1,635)
Income before taxes on income			$8,429

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$25,849	$-	$25,849
Israel	1,832	3,978	5,810
Canada	3,281	-	3,281
Europe	246	-	246
Latin America	1,116	-	1,116
Asia	1,434	-	1,434
	$33,758	$3,978	$37,736

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended March 31, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$13,598	$-	$13,598
Israel	994	6,649	7,643
Canada	3,232	-	3,232
Europe	3,334	-	3,334
Latin America	1,316	-	1,316
Asia	1,550	-	1,550
Others	38	-	38
	$24,061	$6,649	$30,710

	Year ended December 31, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$73,741	$-	$73,741
Israel	4,236	27,060	31,296
Canada	11,162	-	11,162
Europe	7,088	-	7,088
Latin America	12,928	-	12,928
Asia	6,147	-	6,147
Others	157	-	157
	$115,459	$27,060	$142,519

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5:- Financial Instruments

Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
March 31, 2024
Derivatives instruments	$-	$11	$-
Contingent consideration	$-	$-	$(19,453)

March 31, 2023
Derivatives instruments	-	$(91)	$-
Contingent consideration	$-	$-	$(24,115)

December 31, 2023
Derivatives instruments	$-	$149	$-
Contingent consideration	$-	$-	$(21,855)

During the three months ended on March 31, 2024 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

On May 2, 2024, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 11,100 square feet premises in San Antonio, Texas to be used as a plasma collection center. The lease is in effect for an initial period of ten years commencing on the rent commencement date which will be the earlier of (a) opening for business in the facility or (b) 180 days following receipt of building permits. The lease agreement may be extended for three consecutive periods of five years each, upon at least 120 days prior written notice.